The OLB Group, Inc.

200 Park Avenue, Suite 1700

New York, NY 10166

December 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Brian Fetterolf

Re:	The OLB Group, Inc.
Registration Statement on Form S-1
File No. 333-261153

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The OLB Group, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will be declared effective at 4:30 p.m., Eastern Time, on Thursday, December 16, 2021 or as soon thereafter as practicable

Very truly yours,

/s/ Ronny Yakov
By: Ronny Yakov
Title: Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP